UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TheMaven, Inc.

(Exact name of registrant as specified in its charter)

Delaware	68-0232575
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

225 Liberty Street, 27th Floor New York, New York	10281
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) or (e), check the following box. [X]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [  ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

Item 1.	Description of the Registrant’s Securities to Be Registered.

The Special Finance & Governance Committee (the “Special Committee”) of the Board of Directors (the “Board”) of TheMaven, Inc., a Delaware corporation (the “Company”), declared a dividend of one preferred stock purchase right (each, a “Right”) for (i) each outstanding share of Common Stock and (ii) each share of Common Stock issuable upon conversion of each share of the Company’s Series H Preferred Stock (the “Preferred Stock” and together with the Common Stock, the “Capital Stock”). The dividend was declared as of May 4, 2021 and will be paid to the stockholders of record at the close of business on May 14, 2021 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series L Junior Participating Preferred Stock, par value $0.01 per share (the “Series L Preferred Stock”), at a price of $4.00, subject to certain adjustments (as adjusted from time to time, the “Exercise Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 4, 2021, as the same may be amended from time to time (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

The Special Committee adopted the Rights Agreement (i) to ensure that all stockholders of the Company receive fair and equal treatment in the event of a proposed takeover of the Company, (ii) to guard against two-tier or partial tender offers, open market accumulations, creeping stock accumulation programs and other tactics designed to gain control of the Company without paying all stockholders a fair and adequate price, including a sufficient premium for such controlling interest, (iii) to protect the Company and its stockholders from efforts to capitalize on market volatility and macroeconomic conditions to obtain control of the Company on terms that the Board determines are not in the best interests of the Company and its stockholders and (iv) to enhance the Board’s ability to negotiate with a prospective acquiror. In general terms, and subject to certain exceptions, the Rights Agreement works by significantly diluting the stock ownership of any person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, acquires, or obtains the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), on a fully diluted basis without the approval of the Board.

Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an Acquiring Person (as defined below) or (ii) the close of business on the tenth business day after the commencement by any person of, or the first public announcement of the intention of any person to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). “Acquiring Person” is a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding shares of Common Stock, including through such person’s ownership of the Company’s Preferred Stock. No such person or group of affiliated or associated persons having beneficial ownership of 15% or more of such outstanding shares at the time of the first announcement of adoption of the Rights Agreement will be deemed an Acquiring Person until such time as such person or group becomes the beneficial owner of additional shares of Common Stock (other than by reason of a stock dividend, stock split or other corporate action effected by the Company in which all holders of Common Stock are treated equally).

With respect to certificates representing shares of Capital Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates for shares of Capital Stock registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry shares of Capital Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Capital Stock. Until the earlier of the Distribution Date and the Expiration Date (as defined below), the transfer of any shares of Capital Stock outstanding on the Record Date will also constitute the transfer of the Rights associated with such shares of Capital Stock.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Capital Stock as of the close of business on the Distribution Date, and such Right Certificates alone will evidence the Rights. The Rights, which are not exercisable until the Distribution Date, will expire prior to the earliest of (i) the close of business on May 3, 2022 or such later date as may be established by the Board prior to the expiration of the Rights as long as the extension is submitted to the stockholders of the Company for ratification at the next annual meeting of the stockholders succeeding such extension, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement and (iv) the time at which the Rights are terminated upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

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Each share of Series L Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Series L Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series L Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.

Because of the nature of the Series L Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series L Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock (or at the option of the Company, other securities of the Company) having a market value of two times the Exercise Price, unless the Rights were earlier redeemed or exchanged.

In the event that, after a person or a group of persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company’s assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive, upon the exercise thereof at the then-current Exercise Price of the Right, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the then-current Exercise Price.

At any time after any person or group of persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the voting power represented by the Company’s capital stock then outstanding (including, but not limited to, the Capital Stock), the Board, at its option, may exchange each Right (other than Rights owned by such Acquiring Person(s) which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series L Preferred Stock (or other preferred stock) equivalent in value thereto, per outstanding Right (subject to adjustment).

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price. No fractional shares of Series L Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series L Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series L Preferred Stock on the trading day immediately prior to the date of exercise.

At any time before the Distribution Date, the Board may authorize the redemption of the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

Immediately upon the action of the Board electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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The Board may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct inconsistent provisions, (c) alter time period provisions, including, without limitation, the Expiration Date, or (d) make additional changes to the Rights Agreement that the Board deems necessary or desirable. However, from and after the time when any person or group of persons becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than the holders of Rights that have become null and void in accordance with the Rights Agreement).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The description of the terms of the Rights Agreement (which includes as exhibits thereto the Form of Certificate of Designations, the Form of Right Certificate and the Summary of Rights to Purchase Preferred Shares) does not purport to be complete and is qualified in its entirety by reference by reference to the detailed terms and conditions set forth in the Rights Agreement, a copy of which is attached hereto Exhibit 4.1 and is incorporated herein by reference.

Item 2.	Exhibits.

3.1	Certificate of Designations of Series L Junior Participating Preferred Stock of TheMaven, Inc. (incorporated by reference to Exhibit 3.1 of TheMaven, Inc.’s Current Report on Form 8-K filed May 4, 2021).

4.1	Rights Agreement, dated as of May 4, 2021, between TheMaven, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designations, the Form of Rights Certificate, and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B, and C, respectively (incorporated by reference to Exhibit 4.1 of TheMaven, Inc.’s Current Report on Form 8-K filed May 4, 2021).

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 4, 2021	THEMAVEN, INC.

	By:	/s/ Doug Smith
	Name:	Doug Smith
	Title:	Chief Financial Officer

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